SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

CHINANET ONLINE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16949H904

(CUSIP Number)

August 21, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949H904	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sanjay Motwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,756,738 shares
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 1,756,738 shares
	8.	SHARED DISPOSITIVE POWER —
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,738 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% based on 17,585,058 shares outstanding[1]
12.	TYPE OF REPORTING PERSON IN, HC

[1]

The number of shares outstanding is based upon the sum of 15,828,320 shares outstanding as of December 18, 2009 plus 1,756,738 shares attributable to 10% Series A Convertible Preferred Stock that is convertible into Common Stock (the “Series A Preferred Stock”) and Series A-1 and Series A-2 Warrants to purchase Common Stock (the Series A-1 Warrants together with the Series A-2 Warrants, collectively, “Warrants”), which are beneficially owned by the Reporting Persons (see Item 4).

Page 2 of 10 Pages

CUSIP No. 16949H904	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Family II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,756,738 shares
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 1,756,738 shares
	8.	SHARED DISPOSITIVE POWER —
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,738 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% based on 17,585,058 shares outstanding[2]
12.	TYPE OF REPORTING PERSON CO, HC

[2]

The number of shares outstanding is based upon the sum of 15,828,320 shares outstanding as of December 18, 2009 plus 1,756,738 shares attributable to 10% Series A Convertible Preferred Stock that is convertible into Common Stock (the “Series A Preferred Stock”) and Series A-1 and Series A-2 Warrants to purchase Common Stock (the Series A-1 Warrants together with the Series A-2 Warrants, collectively, “Warrants”), which are beneficially owned by the Reporting Persons (see Item 4).

Page 3 of 10 Pages

CUSIP No. 16949H904	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Capital Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,756,738 shares
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 1,756,738 shares
	8.	SHARED DISPOSITIVE POWER —
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,738 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% based on 17,585,058 shares outstanding[3]
12.	TYPE OF REPORTING PERSON OO

[3]

The number of shares outstanding is based upon the sum of 15,828,320 shares outstanding as of December 18, 2009 plus 1,756,738 shares attributable to 10% Series A Convertible Preferred Stock that is convertible into Common Stock (the “Series A Preferred Stock”) and Series A-1 and Series A-2 Warrants to purchase Common Stock (the Series A-1 Warrants together with the Series A-2 Warrants, collectively, “Warrants”), which are beneficially owned by the Reporting Persons (see Item 4).

Page 4 of 10 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

CHINANET ONLINE HOLDINGS, INC.

1(b)	Address of Issuer’s Principal Executive Offices:

No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidan District
Beijing, PRC 100195

Item 2(a)	Name of Person Filing:

Sanjay Motwani is the managing member of Sansar Family II, L.L.C., which is the managing member of Sansar Capital Management, L.L.C. All of the shares of Common Stock that were beneficially owned by the reporting persons were held by a fund to which Sansar Capital Management, L.L.C. acts as an investment advisor (the “Fund”).

2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Sanjay Motwani, Sansar Family II, L.L.C. and Sansar Capital Management, L.L.C. is 152 West 57th Street, 8th Floor, New York, NY 10019.

2(c)	Citizenship:

Sanjay Motwani is a United Kingdom citizen. Sansar Family II, L.L.C. is a Delaware limited liability company. Sansar Capital Management, L.L.C. is a Delaware limited liability company.

2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

2(e)	CUSIP Number:

16949H904

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Page 5 of 10 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________.

Item 4	Ownership:

With respect to the beneficial ownership of shares of Common Stock of ChinaNet Online Holdings, Inc. (the “Issuer”) by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

On August 21, 2009, the Fund and several other investors entered into a securities purchase agreement, pursuant to which the Fund purchased units, comprised of 1,000,000 shares of 10% Series Preferred Stock, 500,000 Series A-1 Warrants to purchase Common Stock and 500,000 Series A-2 Warrants to purchase Common Stock. Pursuant to the terms of the Warrants and the Certificate of Designation for the Series A Preferred Stock, at no time may the Fund convert its shares into shares of the Issuer’s Common Stock if the conversion would result in the Fund beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 9.99% of the Issuer’s then issued and outstanding shares of Common Stock; provided, however, that upon the Fund providing the Issuer with sixty-one days’ notice that the Fund wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the Series A Preferred Stock and/or the Warrants, as applicable, referenced in the waiver notice. These provisions had the immediate effect of restricting the Fund’s ability to convert all of its Series A Preferred Stock and/or exercise all of its Warrants. As of the date hereof, these provisions would permit the conversion of Series A Preferred Stock and/or exercise of the Warrants into approximately 1,756,738 shares of the Issuer’s Common Stock.

Page 6 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have agreed that this Schedule 13G may be filed by Sanjay Motwani on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.

Page 7 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Sanjay Motwani
Sanjay Motwani

February 16, 2010

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit I	- Agreement Regarding the Joint Filing of Schedule 13G

Page 9 of 10 Pages

Exhibit I

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2010

SANJAY MOTWANI

/s/ Sanjay Motwani
Sanjay Motwani

SANSAR FAMILY II, L.L.C.

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

SANSAR CAPITAL MANAGEMENT, L.L.C.

By:	Sansar Family II, L.L.C.,
its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

Page 10 of 10 Pages